EXHIBIT 99.1

Elbit Vision Systems Schedules Third Quarter 2016 Results Release for November 22, 2016

Conference call scheduled for November 22, 2016

CAESAREA, Israel, Nov. 14, 2016 (GLOBE NEWSWIRE) -- Elbit Vision Systems Ltd.  (OTCBB:EVSNF), a global provider of vision technology for automatic surface inspection and in-line quality monitoring systems, announced that it would be releasing its financial results for the third quarter of 2016 on Tuesday, November 22, 2016 before the US markets open.

The Company will also host a conference call the same day, Tuesday, November 22 starting at 9 am ET. Sam Cohen, Chief Executive Officer and Yaron Menashe, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call:

US:	1 866 860 9642	at 9 am Eastern Time
Israel:	03 918 0685	at 4 pm Israel Time
International:	+972 3 918 0685

For those unable to participate, the teleconference will be available for replay on Elbit Vision Systems’s website at http://www.evs.co.il/ beginning 24 hours after the call.

About Elbit Vision Systems Ltd. (EVS): www.evs.co.il

EVS offers a broad portfolio of automatic State-of-the-Art Visual Inspection Systems for both in-line and off-line applications, and process monitoring systems used to improve product quality, safety, and increase production efficiency.  EVS' systems are used by over 800 customers, many of which are leading global companies.

This press release and other releases are available on www.evs.co.il

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise.  EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

Company Contact Information:
Yaron Menashe, CFO
Tel: +972 4 6107609
yaron@evs.co.il

Investor Relations Contact:
Ehud Helft/Gavriel Frohwein
Tel: +1 646 688 3559
evs@gkir.com